United States securities and exchange commission logo





                           July 20, 2020

       Ralph Hofmeier
       Chief Executive Officer
       Energy & Water Development Corp.
       7901 4th St. N, Suite 4174
       St. Petersburg, FL 33702

                                                        Re: Energy & Water
Development Corp.
                                                            Amendment No. 3 to
Information Statement on Form 1-A
                                                            Filed July 14, 2020
                                                            File No. 024-11168

       Dear Mr. Hofmeier:

              We have reviewed your amended offering statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Form 1-A

       General

   1. We note that you filed a quarterly report on Form 10-Q for the period ended March 31,
                                                        2020. Please tell us
what consideration you gave to updating the offering statement.
                                                        Refer to footnote 17
and the accompanying text in Securities Act Release No. 33-10591.

               You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
       Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at
       (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.
 Ralph Hofmeier
Energy & Water Development Corp.
July 20, 2020
Page 2

                                                Sincerely,
FirstName LastNameRalph Hofmeier
                                                Division of Corporation Finance
Comapany NameEnergy & Water Development Corp.
                                                Office of Technology
July 20, 2020 Page 2
cc:       Amy K. Maliza
FirstName LastName